Exhibit 99.7

BK RESIDENTIAL CONSTRUCTION, LLC

Balance Sheet (unaudited)

June 30, 2014

Assets
Cash and cash equivalents	$5,520,362
Real estate	88,072,848
Deposits on real estate under contract or option	1,635,050
Prepaids and other assets	268,093
Property and equipment, net	1,511,136

Total assets	$97,007,489

Liabilities
Accounts payable	$3,250,807
Accrued liabilities	5,177,263
Home sale deposits	2,335,301
Notes payable	53,224,630
Borrowings from related parties	27,336,622

Total liabilities	91,324,623

Members’ Equity
Total members’ equity	5,682,866

Total liabilities and members’ equity	$97,007,489

SEE NOTES TO FINANCIAL STATEMENTS

BK RESIDENTIAL CONSTRUCTION, LLC

Income Statement (unaudited)

For the Six Month Period Ended June 30, 2014

Home closing revenue	$79,423,568
Cost of home closings	(60,760,569)

Home closing gross profit	18,662,999

Commissions and other sale costs	(6,039,553)
General and administrative expenses	(6,688,405)
Interest expense	(1,315,344)
Other income, net	101,247

Net income	$4,720,944

SEE NOTES TO FINANCIAL STATEMENTS

BK RESIDENTIAL CONSTRUCTION, LLC

Statement of Members’ Equity (unaudited)

For the Six Month Period Ended June 30, 2014

Total
Balance at January 1, 2014	$9,036,834
Net earnings	4,720,944
Distributions	(8,074,912)

Balance at June 30, 2014	$5,682,866

SEE NOTES TO FINANCIAL STATEMENTS

BK RESIDENTIAL CONSTRUCTION, LLC

Statement of Cash Flows (unaudited)

For the Six Month Period Ended June 30, 2014

Cash flows from operating activities:

Net income	$4,720,944
Adjustments to reconcile net income to net cash used in operating activities
Depreciation	72,346

Changes in assets and liabilities:
Real estate	(10,679,457)
Deposits on real estate under option or contract	(884,550)
Prepaids and others assets	(125,566)
Accounts payable and accrued liabilities	2,641,119
Home sale deposits	52,739

Net cash used in operating activities	(4,202,425)

Cash flows from investing activities:
Purchase of property and equipment	(346,889)

Net cash used in investing activities	(346,889)

Cash flows from financing activities:
Net proceeds from notes payable and other borrowings	12,835,370
Distributions to members	(8,074,912)

Net cash provided by financing activities	4,760,458

Net increase in cash and cash equivalents	211,144

Cash and cash equivalents, beginning of period	5,309,218

Cash and cash equivalents, end of period	$5,520,362

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$1,867,317

SEE NOTES TO FINANCIAL STATEMENTS

BK RESIDENTIAL CONSTRUCTION, LLC

Notes to Financial Statements

June 30, 2014

Note 1 - Description of business and summary of significant accounting policies:

Nature of business

BK Residential Construction, LLC (the Company) was incorporated under the laws of the State of Georgia in March 2009. The Company’s principal activity is the construction and sale of single-family homes in Georgia, South Carolina, and North Carolina.

The following is a summary of the most important accounting principles and policies followed by the Company:

Basis of presentation

The Company has adopted the Financial Accounting Standards Board (FASB) Codification (Codification). The Codification is the single official source of authoritative accounting principles generally accepted in the United States of America (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities and all of the Codification’s content carries the same level of authority. The results of the Company include the operations of all of its markets, and any intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Results for interim periods are not necessarily indicative of results to be expected for the full year.

Use of estimates

The Company relies on certain estimates to determine construction and land development costs as well as warranty costs for homes closed. Construction and land development costs are comprised of direct and allocated costs, including estimated future costs. Estimated warranty costs are accrued at the time of closing based on known and anticipated costs based on historical averages.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

BK RESIDENTIAL CONSTRUCTION, LLC

Notes to Financial Statements - continued

June 30, 2014

Marketing and sales

The Company expenses all marketing and sales costs as incurred. Marketing and sales costs were approximately $52,000 for the six months ended June 30, 2014.

Real estate and cost of home closings

Real estate consists primarily of the capitalized costs of finished homes, homes under construction, and residential lots, all of which are valued at the lower of cost or market on a specific identification basis. During construction, all direct costs, such as subcontractors, materials, labor (superintendents and laborers), and construction period interest are capitalized in inventory. An allocation of construction overhead expenses is capitalized as a component of the cost of houses.

Cost of home closings includes the construction cost of the home, the lot cost for the home, interest costs during the construction period until substantial completion, estimated warranty costs for the home, and closing costs applicable to the home. The construction cost of the home includes amounts paid through the closing date of the home, plus an appropriate accrual for costs incurred but not yet paid, based on an analysis of budgeted construction costs. The accrual and estimated warranty costs are reviewed for accuracy based on actual payments made after closing compared with the amount accrued, and adjustments are made if needed.

Revenue and cost recognition

Homebuilding revenue and related profit are generally recognized at the time of the closing of the home, when title to and possession of the property are transferred to the buyer. Sales incentives are a reduction of revenues when the respective unit is closed. All home sale deposits and advances for homes under construction are recorded as liabilities. Capitalized costs including interest capitalized as a cost of inventories and any estimated costs to complete are charged to earnings upon closing using the specific identification method. Costs incurred in connection with completed homes, marketing and selling, as well as general and administrative costs are charged to expense as incurred.

Deposits

Deposits paid related to purchase contracts and land options are recorded and classified as Deposits on real estate under contract or option until the related land is purchased. Deposits are reclassified as a component of real estate inventory at the time the deposit is used to offset the acquisition price of the lots based on the terms of the underlying agreements. To the extent they are non-refundable, deposits are charged to expense if the land acquisition is terminated or no longer considered probable. Since the acquisition contracts typically do not require specific performance, we do not consider such contracts to be contractual obligations to purchase the land and our total exposure under such contracts is limited to the loss of the non-refundable deposits and any ancillary capitalized costs.

BK RESIDENTIAL CONSTRUCTION, LLC

Notes to Financial Statements - continued

June 30, 2014

Accrued liabilities

Accrued liabilities at June 30, 2014 consisted of the following:

Accruals related to real-estate development and construction activities	$1,189,959
Accrual related to amount due to a related party under contractual obligation to pay one-half of earnings	3,470,945
Payroll and other benefits	228,532
Accrued interest	168,350
Other accruals	119,477

Total	$5,177,263

Accrued warranty costs

Home purchasers are provided with warranties against certain building defects for up to one year after the settlement date. The Company also purchases extended warranties from unrelated third parties on behalf of the home purchaser. The Company estimates the costs to be incurred under these warranties and, if necessary, records a liability in the amount of such costs at the time revenue is recognized. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary. Actual warranty costs in the future could differ from the current estimates. There was no warranty accrual as of June 30, 2014.

Property and equipment

Property and equipment are recorded at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the assets which range from three to ten years.

Expenditures for maintenance and repairs are charged to income as incurred. Additions are capitalized. The cost of property and equipment sold or otherwise disposed of, and the accumulated depreciation thereon, is eliminated from the property and equipment and reserve accounts, and gains and losses are reflected in the statement of operations and members’ equity.

At June 30, 2014, property and equipment, net consisted of the following:

Computer and equipment	$43,463
Furniture	1,512,362
Vehicles	40,127
Leasehold improvements	219,818
Accumulated depreciation	(304,634)

Property and equipment, net	$1,511,136

BK RESIDENTIAL CONSTRUCTION, LLC

Notes to Financial Statements - continued

June 30, 2014

Impairment of long-lived assets and long-lived assets to be disposed

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair values of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. There was no impairment during the six month period ended June 30, 2014.

Income taxes

The Company has elected to be treated as an S Corporation for federal and state income tax purposes and, consequently, does not pay federal or state income taxes. The Company’s income is presented without a provision or credit for federal or state income taxes. The members include their respective shares of the Company’s income or losses, determined on an income tax basis, in their individual tax returns.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. Tax years that remain subject to examination by major tax jurisdictions date back to the period ended December 31, 2010. All federal and state income tax positions taken or anticipated to be taken in the income tax returns are attributable to the members and not to the entity. As of June 30, 2014, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

The Company has evaluated subsequent events through November 3, 2014, which is the date these financial statements were available to be issued. All subsequent events, if any, requiring recognition as of June 30, 2014 have been incorporated into these financial statements.

Note 2 – Real estate:

Real estate consists of the following as of June 30, 2014:

Lots held for construction	$10,407,561
Houses under construction	77,665,287

Total real estate	$88,072,848

BK RESIDENTIAL CONSTRUCTION, LLC

Notes to Financial Statements - continued

June 30, 2014

The Company capitalizes into inventory interest costs incurred on lots held for construction and houses under construction during the construction period until substantial completion. The Company does not capitalize interest on lots held for construction on houses where construction has been suspended. During the six month period ended June 30, 2014, the Company incurred $2,341,770 in interest costs, $1,026,426 of which was capitalized into inventory. Included in inventory as of June 30, 2014 are interest costs totaling $1,131,235. Construction period interest totaling $954,028 associated with homes closed during the six month period ended June 30, 2014 was allocated to cost of home closings. Interest expense associated with model homes and completed homes available for sale during the six month period ended June 30, 2014 totaled $1,315,344.

Inventory under speculative construction as of June 30, 2014 totaled $17,890,164.

The Company enters into option and purchase agreements for land or lots as part of its normal course of business. These option and purchase agreements enable the Company to acquire properties at one or multiple future dates at pre-determined prices.

The table below presents a summary of our lots under option or contract at June 30, 2014 (dollars in thousands):

	Number of Lots	Purchase Price	Option/Earnest Money Deposits Cash (3)
Option and purchase contracts not recorded on balance sheet – non-refundable deposits, committed (1)	2,901	$140,976,911	$881,300
Purchase contracts not recorded on balance sheet – refundable deposits, committed (2)	634	34,751,160	753,750

Total option contracts not recorded on balance sheet	3,535	$175,728,071	$1,635,050

(1)	Deposits are generally non-refundable except if certain contractual conditions fail or certain contractual obligations are not performed by the selling party.
(2)	Deposits are refundable at the Company’s sole discretion. The Company has not completed its acquisition evaluation process and has not internally committed to purchase these lots.
(3)	Amount is reflected in our balance sheet in the line item “Deposits on real estate under contract or option” as of June 30, 2014.

BK RESIDENTIAL CONSTRUCTION, LLC

Notes to Financial Statements - continued

June 30, 2014

Generally, options to purchase lots remain effective as long as the Company purchases a pre-established minimum number of lots periodically, as determined by the terms of the respective agreement. In nearly all of the option contracts, the Company has the right not to exercise our option to purchase the lots and forfeit the related deposit without further consequences. Accordingly, the Company does not consider the lot purchase price to be a firm contractual obligation. The pre-established number of lot purchases is typically structured to approximate the expected rate of home construction starts.

Note 3 - Notes payable:

Notes payable consist of 12 construction loans payable aggregating to $53,224,630 with the following terms as of June 30, 2014:

Each construction loan is payable to a bank under a guidance line, collateralized by real property. Monthly payments of interest only at variable rates, subject to a floor, as defined in the agreement. Principal and interest on the individual loans are due at the closing of the sale of the related houses. The agreement has a 12 month maturity and is subject to renewal annually.

Interest rates on the notes payable range from 5.0% to 5.5% at June 30, 2014. Accrued interest related to these loans totaled $168,350 as of June 30, 2014. Future maturities of notes payable are $53,224,630 for the next 12 months.

The construction loans are secured by the Company’s inventory and are personally guaranteed by the Company’s majority owner.

Certain of the Company’s notes payable have covenants requiring audited financial statements by 120 days after year end.

Note 4 – Fair value disclosures:

The Company accounts for the non-recurring fair value measurements of our non-financial assets and liabilities in accordance with Codification Section 820-10, Fair Value Measurement and Disclosure. This guidance defines fair value, establishes a framework for measuring fair value and addresses required disclosures about fair value measurements. This standard establishes a three-level hierarchy for fair value measurements based upon the significant inputs used to determine fair value. Observable inputs are those which are obtained from market participants external to the company while unobservable inputs are generally developed internally, utilizing management’s estimates, assumptions and specific knowledge of the assets/liabilities and related markets. The three levels are defined as follows:

•	Level 1 — Valuation is based on quoted prices in active markets for identical assets and liabilities.

BK RESIDENTIAL CONSTRUCTION, LLC

Notes to Financial Statements - continued

June 30, 2014

•	Level 2 — Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

•	Level 3 — Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on the company’s own estimates about the assumptions that market participants would use to value the asset or liability.

If the only observable inputs are from inactive markets or for transactions which the Company evaluates as “distressed”, the use of Level 1 inputs should be modified by the Company to properly address these factors, or the reliance of such inputs may be limited, with a greater weight attributed to Level 3 inputs. Due to the short-term nature of the Company’s non-related notes payable and other financial assets and liabilities, the Company considers the carrying amounts of its short-term financial instruments to approximate fair value.

Note 5 - Commitments and contingencies:

The Company has a contractual obligation to pay one-half of its annual profits to a related party that has an option to purchase a one-half interest in the Company at an exercise price of $10,000. The option expires on April 2, 2019.

The Company is subject to certain contingent liabilities resulting from litigation, claims, and other commitments which arise in the ordinary course of business. Management and legal counsel believe that the probable resolution of such contingencies will not materially affect the financial position, results of operations, or cash flows of the Company.

Note 6 - Transactions with related parties:

The Company incurs marketing and realty expenses from a related party. Total expense for the first six months of 2014 was $2,963,181. As of June 30, 2014, the Company owed this related party $76,240.

The above entity has been identified as a variable interest entity (VIE). Management has not identified the Company as the primary beneficiary of the VIE and does not believe it is subject to consolidation for financial reporting purposes.

BK RESIDENTIAL CONSTRUCTION, LLC

Notes to Financial Statements - continued

June 30, 2014

The Company pays consulting fees to a related party that has an option to purchase 50% of the company. Total fees of $4,720,945 were paid during the first six months of 2014, which were included in general and administrative expenses.

The Company purchases building lots from a related party. The total cost of lots the Company purchased from this related party was $1,868,444 during the six months ended June 30, 2014.

The Company has an unsecured note with a member for $7,500,000 and an unsecured note with a related party for $7,500,000. These unsecured notes bear interest at 6% per annum, due quarterly, with all principal and accrued unpaid interest due December 31, 2015.

The Company also has an unsecured note with a related party for $2,475,000, bearing interest at 6% per annum, due quarterly, with all principal and accrued unpaid interest due December 31, 2014. As the notes to the related parties bear an interest rate that is in line with the market, the carrying amounts of such notes approximate fair value.

The Company has an unsecured line of credit with total availability of $15,000,000 with a member, an unsecured line of credit with a total availability of $15,000,000 with a related party, and an unsecured line of credit with a total availability of $5,000,000 with a related party. All of the lines of credit bear interest at 5% per annum, due quarterly, with all principal and accrued unpaid interest due December 31, 2014. At June 30, 2014, amounts outstanding under these lines of credit totaled $9,861,622.

Note 7 - Concentrations of credit risk:

The Company routinely maintains cash and cash equivalent balances in excess of the federally insured limit of $250,000 at several financial institutions. The Company does not believe it is exposed to credit risk on cash balances.

Note 8 - Major suppliers:

During the six month period ended June 30, 2014, the Company incurred costs totaling approximately $9,133,000, or 15% of total purchases, from one vendor and $7,101,000, or 12%, of total purchases from another vendor.

As of June 30, 2014, accounts payable to two major vendors totaled approximately $1,749,291, or 54% of total accounts payable.

BK RESIDENTIAL CONSTRUCTION, LLC

Notes to Financial Statements - continued

June 30, 2014

Note 9 - Operating leases:

The Company leases offices and a design center under various operating leases. The leases expire at various dates. The leases for the office in Douglasville, Georgia and the design center in Greenville, South Carolina have escalation clauses, which call for increases in the monthly payments throughout the term of the leases. The future minimum lease payments under the leases are as follows:

12 Months ending June 30,
2015	$114,841
2016	56,850

$171,691

Note 10 - Subsequent Events:

In a transaction dated July 31, 2014, substantially all assets of the Company were acquired by Meritage Homes Corporation for approximately $130,700,000.